Exhibit 99.1

Enzymotec Ltd. Reports Fourth Quarter and Full Year 2014 Unaudited Financial Results

MIGDAL HA'EMEQ, Israel, February 18, 2015 – Enzymotec Ltd. (Nasdaq: ENZY), a developer, manufacturer and marketer of innovative bio-active lipid ingredients and medical foods, today reported its financial results for the fourth quarter and full year ended December 31, 2014.

Fourth Quarter 2014 Financial Highlights:

•	Company continues to see recovery as revenues increased significantly for the second consecutive quarter on a sequential basis;

•	Fourth quarter net revenues (equity method) decreased 41.8% to $10.8 million, compared to the fourth quarter of 2013, but increased 13.4% compared to the third quarter of 2014;

•	Fourth quarter net revenues (proportionate consolidation method) decreased 41.0% to $14.2 million, compared to the fourth quarter of 2013, but increased 17.9% compared to the third quarter of 2014;

•	Fourth quarter gross margin (equity method) increased 10 basis points to 58.5% from 58.4% in the fourth quarter of 2013;

•	Fourth quarter adjusted EBITDA decreased 67.7% to $2.0 million, compared to the fourth quarter of 2013, but increased 15.4% compared to the third quarter of 2014*;

•	Fourth quarter net income decreased 67.2% to $1.1 million, or $0.05 per diluted share, compared to the fourth quarter of 2013, and decreased 7.1% compared to the third quarter of 2014;

•	Fourth quarter non-GAAP net income decreased 74.2% to $1.4 million, or $0.06 per diluted share, compared to the fourth quarter of 2013, and decreased 2.0%, compared to the third quarter of 2014*.

* A reconciliation of Non-GAAP financial measures to GAAP financial measures is set forth below.

2014 Business Highlights:

•	Increased gross margins by 1,050 basis points year-over-year, primarily driven by the new krill extraction facility, improvements in production efficiency and product mix;

•	VAYA Pharma revenues increased 27% year-over-year, while IMS data indicated sales-out in the US increased more than 50% year-over-year;

•	InFat®, the innovative ingredient marketed by Advanced Lipids, our joint venture with AAK , was launched in 16 new branded infant formula products;

•	Our proprietary bio-active ingredient Sharp-PS was launched in a clinical nutrition product;

•	VAYA Pharma achieved the following clinical study milestones for the development of new indications:

o	Initiated a clinical study for Autism Spectrum Disorder;

o	Initiated a multi-center clinical study of Vayarin in adults with ADHD in the US;

o	Initiated a multi-center long-term clinical study of Vayacog in patients with Mild Cognitive Impairment in Israel and the US; and

o	Finalized the clinical phase of a clinical study of Vayarol for reducing triglyceride levels in patients with hypertriglyceridemia.

•	Established VAYA Pharma Singapore for the sales and marketing of VAYA Pharma branded products in Singapore;

•
Granted patents related to InFat® in the US, Canada, New Zealand, Korea, Australia, Israel and Hong Kong, patents related to Vayarol® in the US, Europe and Hong Kong and patents related to Vayarin® and Vayacog® in Israel and Canada; and

•
Resolved IP litigation with Neptune in a final settlement and license agreement with a one-time payment and worldwide non-exclusive license for all of the Company's relevant current products and future anticipated products. No royalties will be paid by the Company unless proceeding outcomes with the US Patent and Trademark Office or Australian patent office are unfavourable to the Company.

“Despite encountering strong headwinds throughout the year, I am pleased that we remained profitable and cash flow positive, which is a testament to the strong market position we have across our businesses as well as our conservative cost structure,” commented Dr. Ariel Katz, Enzymotec’s President and Chief Executive Officer. “During 2014, we continued to make strategic investments in our businesses which make us confident we will emerge a stronger company and more valuable partner to our customers. We have identified multiple opportunities from which to drive additional growth in the future.”

“We continue to innovate and provide our partners with pioneering ingredients from our best in class lipids technology, which has become extremely important in an increasingly competitive market.  As the Chinese infant formula market continues its shift to an ecommerce platform, we believe there is a significant opportunity to further penetrate the market as brands search for innovation to distinguish them in a crowded space. Turning to the krill oil markets, although we have seen additional capacity come on to the market, I am confident Enzymotec is well positioned to gain market share and emerge as a leader with our higher quality krill oil products.  And finally, VAYA Pharma remains a growth driver for Enzymotec as we look to add sales representatives and territories as well as launch our online pharmacy and call center,” stated Dr. Katz.

“We are focused on accelerating our growth and steering the Company toward more value-added businesses.  We have consolidated our strategy across segments to leverage our core capabilities to fuel the growth opportunities. As we look ahead, we expect to invest further in VAYA Pharma's operations and infrastructure, introduce new ingredients for infant nutrition and advance our ingredients for clinical nutrition applications,” concluded Dr. Katz.

Fourth Quarter 2014 Results

For the fourth quarter of 2014, based on the proportionate consolidation method, net revenues decreased 41.0% to $14.2 million from $24.1 million for the fourth quarter of 2013. For the fourth quarter of 2014, based on the equity method of accounting, net revenues decreased 41.8% to $10.8 million from $18.5 million for the fourth quarter of 2013. The decrease was mainly due to a decrease of $5.3 million in krill sales volume (driven primarily by decreased sales volume in the United States and in Australia, specifically as a result of a decrease in sales of premium omega-3 products in those markets) and a decrease of $5.0 million in InFat sales (proportionate consolidation method), partially offset by increased sales of our PS products.

Gross margin (equity method) for the fourth quarter of 2014 increased 10 basis points to 58.5% from 58.4% for the fourth quarter of 2013. Gross margin for the fourth quarter of 2014 was impacted by a one-time disruption to production of approximately $0.2 million related to damage to raw materials caused during production.

General and administrative expenses decreased to $2.0 million from $3.8 million in the fourth quarter of 2013, primarily due to a decrease in patent-related legal expenses and to the non-recurrence of bonuses granted to certain Company employees in connection with Enzymotec’s initial public offering  (IPO) in October 2013 that were recorded in the fourth quarter of 2013, as well as a decrease in share-based compensation expenses as a result of the acceleration of vesting of options in the fourth quarter of 2013 related to the IPO. This was partially offset by an increase in allowance for doubtful accounts.

Financial income increased to $0.1 million from a financial expense of $0.4 million in the fourth quarter of 2013, primarily due to a decrease in financial expenses related to the long-term loans that were repaid in January 2014, changes in the fair value of currency forward transactions which did not qualify as hedge transactions and interest income on the Company's bank deposits and marketable securities.

Net income for the fourth quarter of 2014 decreased to $1.1 million, or $0.05 per diluted share from $3.4 million, or $0.15 per diluted share for the fourth quarter last year.

Non-GAAP net income decreased 74.2% to $1.4 million, or $0.06 per diluted share, from $5.6 million, or $0.24 per diluted share for the fourth quarter of 2013.

Adjusted EBITDA for the fourth quarter of 2014 decreased 67.7% to $2.0 million from $6.3 million for the fourth quarter of 2013, but increased 15.4% compared to the third quarter of 2014. A reconciliation of adjusted EBITDA to net income is set forth below.

Below is segment information for the three months ended December 31, 2014 and 2013:

	Three Months Ended December 31, 2014
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	(in thousands)
Net revenues	$12,833	$1,360	$14,193	$(3,410)	$10,783
Cost of revenues(2)	7,389	351	7,740	(3,286)	4,454
Gross profit(2)	5,444	1,009	6,453	(124)	6,329
Operating expenses(2)	3,209	1,745	4,954	(3)	4,951
Depreciation and amortization	483	44	527
Adjusted EBITDA(4)	$2,718	$(692)	$2,026

	Three Months Ended December 31, 2013
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	(in thousands)
Net revenues	$22,720	$1,351	$24,071	$(5,559)	$18,512
Cost of revenues(2)	12,596	356	12,952	(5,265)	7,687
Gross profit(2)	10,124	995	11,119	(294)	10,825
Operating expenses(3)	3,672	1,569	5,241	—	5,241
Depreciation and amortization	366	32	398
Adjusted EBITDA(4)	$6,818	$(542)	$6,276
____________________
(1)	Represents the change from proportionate consolidation to the equity method of accounting.
(2)	Includes depreciation and amortization, but excludes share-based compensation expense.
(3)	Includes depreciation and amortization, but excludes share-based compensation expense and IPO-related bonuses.
(4)	Adjusted EBITDA is a non-GAAP financial measure. For a definition and a reconciliation of adjusted EBITDA to our net income, see “Non-GAAP Financial Measures” below.

Full Year 2014 Results

For the year ended December 31, 2014, based on the proportionate consolidation method, net revenues decreased 23.8% to $61.5 million from $80.6 million for the year ended December 31, 2013. For the year ended December 31, 2014, based on the equity method of accounting, net revenues decreased 27.5% to $47.1 million from $65.0 million for the year ended December 31, 2013. The decrease was mainly due to a decrease of $15.8 million in krill sales (driven primarily by decreased sales in the United States and in Australia, specifically as a result of a decrease in sales of premium omega-3 products in those markets) and a decrease of $4.6 million in InFat sales (proportionate consolidation method), partially offset by increased sales of VAYA Pharma products of $1.2 million.

For the year ended December 31, 2014, gross margin (equity method) increased 1,050 basis points to 61.1% from 50.6% for the year ended December 31, 2013. Approximately 680 basis points of the increase in gross profit margin were due to the operation of the new extraction facility and other improvements in production efficiency.  Approximately 370 basis points of the increase in gross profit margin resulted from changes in the mix of products sold, as net revenues for the twelve months ended December 31, 2014 reflected an increase in the volume of sales of InFat (as a percentage of consolidated sales) which when accounted for by the equity method carry a higher gross margin, and an increase in sales of VAYA Pharma products, which carry a higher gross margin than some of the Company’s other products.

For the year ended December 31, 2014, selling and marketing expenses increased to $8.0 million from $6.7 million for the year ended December 31, 2013, primarily as a result of building the sales infrastructure of VAYA Pharma in the United States in order to expand sales to additional states and also due to an increase in other marketing activities and license amortization expenses related to the settlement and license agreement signed with Neptune Technologies & Bioresources Inc. and Acasti Pharma Inc.

For the year ended December 31, 2014, general and administrative expenses decreased to $7.5 million from $8.4 million for the year ended December 31, 2013, due to a decrease in patent-related legal expenses and due to the non-recurrence of bonuses granted to certain Company employees in connection with Enzymotec’s IPO in October 2013 that were recorded in the fourth quarter of 2013, as well as a decrease in share-based compensation expenses as a result of the acceleration of vesting of options in the fourth quarter of 2013 related to the IPO. This was partially offset by expenses related to the secondary offering in February 2014, additional expenses relating to being a public company and an increase in allowance of doubtful accounts.

For the year ended December 31, 2014, financial income increased to $0.5 million from financial expenses of $0.5 million for the year ended December 31, 2013, primarily due to a decrease in financial expenses related to the long-term loans that were repaid in January 2014, an increase in interest income received and accrued on the Company's bank deposits and marketable securities and foreign currency exchange differences.

For the year ended December 31, 2014, net income decreased 31.2% to $7.8 million, or $0.34 per diluted share (based on a weighted average of 23.2 million shares) compared to $11.4 million, or $0.53 per diluted share (based on a weighted average of 9.3 million shares) for the year ended December 31, 2013.

For the year ended December 31, 2014, non-GAAP net income decreased 34.1% to $9.1 million, or $0.39 per diluted share (based on a weighted average of 23.2 million shares) compared to $13.8 million, or $0.77 per diluted share (based on a weighted average of 9.3 million shares) for the year ended December 31, 2013.

For the year ended December 31, 2014, adjusted EBITDA decreased 29.0% to $11.4 million, compared to $16.1 million for the year ended December 31, 2013. A reconciliation of adjusted EBITDA to net income is set forth below.

Below is segment information for the year ended December 31, 2014 and 2013:

	Year Ended December 31, 2014
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	(in thousands)
Net revenues	$55,815	$5,641	$61,456	$(14,353)	$47,103
Cost of revenues(2)	30,605	1,435	32,040	(13,775)	18,265
Gross profit(2)	25,210	4,206	29,416	(578)	28,838
Operating expenses(3)	13,347	6,957	20,304	(3)	20,301
Depreciation and amortization	2,112	196	2,308
Adjusted EBITDA(5)	$13,975	$(2,555)	$11,420

	Year Ended December 31, 2013
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	(in thousands)
Net revenues	$76,167	$4,444	$80,611	$(15,636)	$64,975
Cost of revenues(2)	45,804	1,255	47,059	(14,981)	32,078
Gross profit(2)	30,363	3,189	33,552	(655)	32,897
Operating expenses(4)	13,009	6,020	19,029	—	19,029
Depreciation and amortization	1,415	136	1,551
Adjusted EBITDA(5)	$18,769	$(2,695)	$16,074
____________________
(1)	Represents the change from proportionate consolidation to the equity method of accounting.
(2)	Includes depreciation and amortization, but excludes share-based compensation expense.
(3)	Includes depreciation and amortization, but excludes share-based compensation expense and secondary offering related expenses.
(4)	Includes depreciation and amortization, but excludes share-based compensation expense and IPO-related bonuses.
(5)	Adjusted EBITDA is a non-GAAP financial measure. For a definition and a reconciliation of adjusted EBITDA to our net income, see “Non-GAAP Financial Measures” below.

Joint Venture Accounting
Under U.S. GAAP, the Company is required to account for the results of operation of Advanced Lipids AB (Advanced Lipids), the Company's 50%-owned joint venture, using the equity method of accounting, meaning that the Company recognizes its share in the net results of Advanced Lipids as a share of profits of an equity investee. Accordingly, the revenues recognized from the arrangement are the amounts the Company charges to its joint venture partner, or the Company's direct costs of production plus its share of the joint venture's profits. For the three-month periods ended December 31, 2014 and 2013, sales of the Company through this joint collaboration amounted to $2.7 million and $5.6 million, respectively. For the year ended December 31, 2014 and 2013, sales of the Company through this joint collaboration amounted to $13.3 million and $16.7 million, respectively.

To provide investors with a better understanding of the Company's performance and for purposes of segment reporting under U.S. GAAP, which requires presentation on the same basis provided to and utilized by management to analyse the relevant segment's results of operations, the Company accounts for the results of operations of Advanced Lipids using the proportionate consolidation method. The financial information included in the tables above under the heading "Nutrition segment" includes, inter alia, the results of operations of Advanced Lipids, using the proportionate consolidation method. Under the proportionate consolidation method, the Company recognizes its proportionate share of the gross revenues of Advanced Lipids and records its proportionate share of the joint venture's costs of production in its statement of operations.

Balance Sheet and Liquidity Data
As of December 31, 2014, Enzymotec had $67.5 million in cash and cash equivalents, short-term bank deposits and short-term and long-term marketable securities, $29.3 million in other working capital items and no debt.

Other Information
On September 5, 2014 and September 30, 2014, two stockholders filed class action complaints in the United States District Court for the District of New Jersey purportedly on behalf of all persons who acquired the Company's ordinary shares in its IPO or between September 27, 2013 and August 4, 2014.  The lawsuits name as defendants the Company, its directors, certain of its officers and the underwriters of its initial public offering and assert claims under the United States federal securities laws.  The Company believes that the lawsuits are without merit and intends to defend itself vigorously.

Outlook for 2015
For the full fiscal year 2015, the Company provides the following guidance ranges:

•	Net revenues, based on the equity method of accounting, of between $52 million and $60 million
•	Net revenues, based on the proportionate consolidation method, of between $65 million and $75 million
•	Non-GAAP net income of between $5 million and $8 million
•	Non-GAAP diluted earnings per share (EPS) of between $0.21 and $0.34

The 2015 projected non-GAAP net income and diluted EPS include an operating loss of approximately $4.5 million (or $0.20 earnings per share) in the VAYA Pharma segment, as the Company intends to invest further in expanding VAYA Pharma's operations and infrastructure as well as conduct clinical trials to reinforce the science and develop additional indications for VAYA Pharma products. Enzymotec believes that with these investments, the Company will increase VAYA Pharma revenues in 2015 and beyond and reduce the time needed to bring the VAYA Pharma segment to profitability. The 2015 projected non-GAAP net income and diluted EPS also reflects an investment in the development of innovative ingredients for infant nutrition that the Company believes will support the future growth of the Nutrition segment.

Non-GAAP net income represents net income excluding (i) share-based compensation expense and (ii) other unusual income or expenses. Non-GAAP diluted EPS is diluted EPS based on Non-GAAP net income.

Conference Call Details
Enzymotec will host a conference call today at 8:30 a.m. ET to discuss its fourth quarter of 2014 financial results. Listeners in North America may dial 877-359-9508 and other international listeners may dial +1-224-357-2393 with confirmation code 80136507 to access the live call. A telephonic playback will be available after the call through February 25, 2015. Participants in North America may dial 855-859-2056 and other international participants may dial +1-404-537-3406 along with the confirmation code 80136507 to hear the playback.

The call will also be broadcast live over the Internet, hosted at the Investors section of Enzymotec's website at http://ir.enzymotec.com, and will be archived online within one hour of its completion through February 25, 2015.

Forward Looking Statements
This release contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about our future results of operations, which reflect the current beliefs and expectations of Company management. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions.  Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences the following risks:  we depend on third parties to obtain raw materials, in particular krill, necessary for the production of our products; a high proportion of the sales of the InFat product is sold to end users by a single company in China; we are subject to a degree of customer concentration and our customers do not enter into long-term purchase commitments with us; we may be required to pay royalties on sales of our krill products in North America and Australia; we have in the past, and may in the future, become subject to litigation regarding intellectual property rights or other matters; unexpected litigation results or expense (including in connection with the securities class action pending against us in the United States District Court for the District of New Jersey); our offering of products as ‘‘medical foods’’ in the United States may be challenged by regulatory authorities; we rely on our Swedish joint venture partner to manufacture InFat, and have recently entered into an arbitration proceeding with our partner with respect to certain matters related to the joint venture agreement; we are dependent on a single facility that houses the majority of our operations; we may be impacted by delays in manufacturing as we expand our capacity; we may not be able to expand our production or processing capabilities or satisfy growing demand; our gross profits may be adversely affected if we are only able to obtain lower quality krill meal; our ability to obtain krill may be affected by conservation regulation or initiatives; our product development cycle is lengthy and uncertain, and our development or commercialization efforts for our products may be unsuccessful; we and our customers are subject to significant and increasing government regulations regarding the sale and marketing of our products and our customers’ products incorporating our products; we may not be able to protect our proprietary technology or prevent its unauthorized use by third parties; and other factors discussed under the heading "Risk Factors" in the Company's Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on February 13, 2014 and other filings filed with or furnished to the SEC. These forward-looking statements are made only as of the date hereof, and, unless required by law, the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

About Enzymotec Ltd.
Enzymotec is a leading global supplier of specialty lipid-based products and solutions. The Company develops, manufactures and markets innovative bio-active lipid ingredients, as well as final products, based on sophisticated processes and technologies.

Non-GAAP Financial Measures
Adjusted EBITDA and non-GAAP net income are metrics used by management to measure operating performance.  Adjusted EBITDA represents net income excluding (i) financial expenses, net, (ii) taxes on income, (ii) depreciation and amortization, (iv) share-based compensation expense, and (v) other unusual income or expenses, and after giving effect to the change from the equity method of accounting for our joint venture to the proportionate consolidation method.  Non-GAAP net income represents net income, excluding (i) share-based compensation expense, and (ii) other unusual income or expenses.

The Company presents adjusted EBITDA as a supplemental performance measure because it believes it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses, net), changes in foreign exchange rates that impact financial asset and liabilities denominated in currencies other than our functional currency (affecting financial expenses, net), tax positions (such as the impact on periods or companies of changes in effective tax rates) and the age and book depreciation of fixed assets (affecting relative depreciation expense).  In addition, both adjusted EBITDA and non-GAAP net income exclude the non-cash impact of share-based compensation and a number of unusual items that the Company does not believe reflect the underlying performance of our business.  Because adjusted EBITDA and Non-GAAP net income facilitate internal comparisons of operating performance on a more consistent basis, the Company also uses adjusted EBITDA and non-GAAP net income in measuring our performance relative to that of our competitors.  Adjusted EBITDA and non-GAAP net income are not measures of our financial performance under GAAP and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with GAAP or as alternatives to cash flow from operating activities as measures of the Company's profitability or liquidity.

Adjusted EBITDA and non-GAAP net income have limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the company's results as reported under U.S. GAAP as the excluded items may have significant effects on the Company's operating results and financial condition. When evaluating the Company's performance, you should consider adjusted EBITDA alongside other financial performance measures, including cash flow metrics, operating income, net income, and the Company's other U.S. GAAP results.

The following table presents a reconciliation of adjusted EBITDA to net income for each of the periods indicated:

	Three Months Ended December 31,		Year Ended December 31,
	2014	2013	2014	2013
	U.S. dollars in thousands
Reconciliation of adjusted EBITDA to net income:
Adjusted EBITDA	$2,026	$6,276	$11,420	$16,074
Accounting for joint venture	(121)	(294)	(575)	(655)
Depreciation and amortization	(527)	(398)	(2,308)	(1,551)
Secondary offering related expenses/ IPO related bonus		(1,000)	(393)	(1,000)
Share-based compensation expenses	(318)	(887)	(852)	(1,109)
Operating income	1,060	3,697	7,292	11,759
Financial income (expenses) - net	51	(362)	499	(531)
Income before taxes on income	1,111	3,335	7,791	11,228
Taxes on income	(74)	(100)	(406)	(324)
Share in profits of equity investee	93	210	453	491
Net income	$1,130	$3,445	$7,838	$11,395

	Three Months Ended December 31,		Year Ended December 31,
	2014	2013	2014	2013
	U.S. dollars in thousands
Reconciliation of Non-GAAP net income to GAAP net income:
Non-GAAP net income	$1,448	$5,614	$9,083	$13,786
Interest expense related to repayment of long-term debt		(282)		(282)
Secondary offering related expenses/ IPO related bonus		(1,000)	(393)	(1,000)
Share-based compensation expenses	(318)	(887)	(852)	(1,109)
Net income	$1,130	$3,445	$7,838	$11,395

ENZYMOTEC LTD.
CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS

	Three Months Ended December 31,		Year Ended December 31,
	2014	2013	2014	2013
	U.S. dollars in thousands (except per share data)
NET REVENUES	$10,783	$18,512	$47,103	$64,975
COST OF REVENUES *	4,480	7,706	18,316	32,110
GROSS PROFIT	6,303	10,806	28,787	32,865
OPERATING EXPENSES:
Research and development – net *	1,482	1,565	5,986	5,947
Selling and marketing *	1,774	1,753	8,034	6,725
General and administrative *	1,987	3,791	7,475	8,434
Total operating expenses	5,243	7,109	21,495	21,106
OPERATING INCOME	1,060	3,697	7,292	11,759
FINANCIAL INCOME (EXPENSES) – net	51	(362)	499	(531)
INCOME BEFORE TAXES ON INCOME	1,111	3,335	7,791	11,228
TAXES ON INCOME	(74)	(100)	(406)	(324)
SHARE IN PROFITS OF EQUITY INVESTEE	93	210	453	491
NET INCOME	$1,130	$3,445	$7,838	$11,395

EARNINGS PER SHARE:
Basic	$0.05	$0.16	$0.36	$0.66
Diluted	$0.05	$0.15	$0.34	$0.53
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES:
Basic	22,203,808	21,552,868	21,902,057	7,544,387
Diluted	22,994,892	23,380,202	23,210,573	9,286,456

* The above items are inclusive of share-based compensation expense:

Cost of revenues	$26	$19	$51	$32
Research and development – net	57	26	103	56
Selling and marketing	79	41	146	77
General and administrative	156	801	552	944
	$318	$887	$852	$1,109

ENZYMOTEC LTD.
CONDENSED CONSOLIDATED UNAUDITED BALANCE SHEETS

	December 31,
	2014	2013
	U.S. dollars in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$10,315	$74,430
Short-term bank deposits	19,970	—
Marketable securities	1,943
Accounts receivable:
Trade	13,433	18,788
Other	3,110	2,738
Inventories	21,572	11,943
Total current assets	70,343	107,899
NON-CURRENT ASSETS:
Investment in equity investee	1,152	809
Marketable securities	35,287	—
Funds in respect of retirement benefits obligation	994	1,190
Intangibles, long-term deposits and other	1,200	111
PROPERTY, PLANT AND EQUIPMENT:
Cost	38,237	33,385
Less - accumulated depreciation and amortization	8,963	7,021
	29,274	26,364
Total assets	$138,250	$136,373

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Current maturity of long-term bank loan	$—	$4,200
Accounts payable and accruals:
Trade	5,259	6,418
Other	3,569	6,378
Total current liabilities	8,828	16,996
LONG-TERM LIABILITY -
Retirement benefits obligation	1,150	1,474
Total liabilities	9,978	18,470
SHAREHOLDERS' EQUITY:
Ordinary shares	57	55
Additional paid-in capital	122,075	119,547
Accumulated other comprehensive loss	(64)	(65)
Retained earnings (accumulated deficit)	6,204	(1,634)
Total shareholders' equity	128,272	117,903
Total liabilities and shareholders' equity	$138,250	$136,373

ENZYMOTEC LTD.
CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2014	2013
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$7,838	$11,395
Adjustments required to reflect cash flows from operations:
Depreciation and amortization	2,307	1,551
Share in profits of equity investee	(453)	(491)
Share-based compensation expense	852	1,109
Gain on sale of property, plant and equipment	—	(3)
Change in accounts receivable	5,304	(6,965)
Change in accounts payable and accruals	(3,868)	3,052
Change in inventories	(9,629)	(2,584)
Change in other non-current assets	(140)	49
Change in retirement benefits obligation	(246)	277
Net cash provided by operating activities	1,965	7,390
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment and intangible asset	(6,361)	(4,885)
Investment in bank and other deposits	(20,009)	—
Investment in marketable securities	(42,499)	10
Investment in equity investee	(92)	—
Proceeds from sale of marketable securities	5,285
Proceeds from sale of property, plant and equipment	—	6
Change in funds in respect of retirement benefits obligation	118	(156)
Net cash used in investing activities	(63,558)	(5,025)
CASH FLOWS FROM FINANCING ACTIVITIES:
Change in short-term loans	—	(1,000)
Repayment of long-term bank loan	(4,200)	(700)
Proceeds from exercise of options by employees	1,756	8
Share issuance costs	(78)	—
Proceeds from exercise of warrants	—	1,340
Proceeds from initial public offering, net of issuance costs	—	62,838
Proceeds from issuance of equity and warrants	—	6,850
Net cash provided by (used in) financing activities	(2,522)	69,336
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(64,115)	71,101
BALANCE OF CASH AND CASH EQUIVALENTS
AT BEGINNING OF PERIOD	74,430	2,729
BALANCE OF CASH AND CASH EQUIVALENTS
AT END OF PERIOD	$10,315	$74,430

Company Contact:
Enzymotec Ltd.
Oren Bryan
Chief Financial Officer
Phone: +972747177177
ir@enzymotec.com

Investor Relations Contact (US)
KCSA Strategic Communications
Tram Bui / Jeffrey Goldberger
212.896.1290 / 212.896.1249
ENZY@kcsa.com